FOR IMMEDIATE RELEASE                       CONTACT: Guy T. Marcus
February 1, 2000                                     Investor Relations
                                                     Halliburton Company
                                                     (214) 978-2691

                                                     Dirk Vande Beek
                                                     Public Relations
                                                     Halliburton Company
                                                     (713) 676-8097


          DICK CHENEY RESUMES ROLE AS CHAIRMAN OF HALLIBURTON COMPANY

DALLAS, Texas - Halliburton Company (NYSE: HAL) today announced Dick Cheney has resumed the role of Chairman of the Board of Halliburton effective today, February 1, 2000, and will also continue in his current position as Chief Executive Officer of the company. Joining Halliburton in 1995 as Chief Executive Officer, Cheney served as Chairman and Chief Executive Officer from 1996 until the merger between Halliburton Company and Dresser Industries, Inc., in September 1998.
         Cheney, will succeed William "Bill" Bradford as Chairman of the Board of Halliburton. Bradford retired at the end of January after three decades of dedicated service to Dresser Industries and most recently Halliburton Company. Bradford served as Chairman of the Board and CEO of Dresser Industries from 1996 to 1998 and assumed the role of Chairman of the Board of Halliburton in 1998 following the merger between the two companies. Bradford joined Dresser in 1963 and advanced through several oilfield related positions through the years, including an overseas tour to England where he managed operations in Europe, Africa and the Middle East.
         "Bill Bradford's leadership, experience and high-level of respect in the oilfield services business has been invaluable in helping shape and grow Dresser and Halliburton Company in this rapidly changing global marketplace," said Cheney.

                                     -more-

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CHENEY\2

"Bill's tenure with the organization has been marked with diligence, determination, perseverance and charisma that truly embodies an effective leader and on behalf of Halliburton's employees, customers and shareholders, I want to express our deep appreciation to Bill for his service and commitment to the company."
         Cheney and Bradford were jointly instrumental in negotiating the merger between Halliburton Company and Dresser Industries in 1998; thus creating the world's leading energy services company.
         "I look forward to continuing to work with Halliburton's employees, customers and shareholders as we enter the New Millennium," said Cheney. "Technology will be a key driver in business for the next century and
Halliburton will continue with its strong history of developing innovative solutions to add value for each and every customer."
         Cheney was born in Lincoln, Nebraska, and is a graduate of the University of Wyoming where he earned B.A. and M.A. degrees. He has held a number of notable public and administrative offices during his career, including being elected to six consecutive terms, beginning in 1978, as Wyoming's sole member of the U.S. House of Representatives and four years as Secretary of Defense (March 1989 to January 1993).
         Founded in 1919, Halliburton Company is the world's leading diversified energy services, engineering, energy equipment, construction and maintenance company. In 1998, Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.
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